

January 17, 2013

Via E-Mail
Ms. Catherine D'Amico
Chief Financial Officer
Monro Muffler Brake, Inc.
200 Holleder Parkway
Rochester, New York 14615

> **Re: Monro Muffler Brake, Inc.**
> **Form 10-K for the Year Ended March 31, 2012**
> **Filed May 30, 2012**
> **Form 10-Q for the Quarter Ended September 29, 2012**
> **Filed November 8, 2012**
> **Response Letter Dated January 11, 2013**
> **File No. 000-19357**

Dear Ms. D'Amico:

We have reviewed your response letter dated January 11, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2012

Notes to the Financial Statements

Note 2. Acquisitions, page 41

1. We note your response to our prior comment number two and as previously requested, please provide for us the total purchase price of the 2012 acquisitions, details of the purchase price allocation including the fair value of the assets and liabilities acquired, the amount of goodwill allocated to the purchase and the reasons the purchase price resulted in goodwill. Also, in light of the fact that it appears from your response to our prior comment four that most of the purchase price allocation for the 2012 acquisitions was

allocated to goodwill, please tell us how you determined that there were no other identifiable intangibles acquired. Refer to the guidance in ASC 805-20-25-10.

2. Additionally, we note from your response that you do not believe that providing pro forma information would provide accurate or representative results for the Company. However, we believe that the disclosure of revenue and earnings of the combined entity as though the business combinations that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period (supplemental pro forma information), provides meaningful information for the investor and is required by ASC 805-10-50-2(h). Your disclosure may be accompanied by footnote disclosure indicating that amounts are estimates and may not reflect future operations of the acquired entities. Please revise to include this disclosure accordingly. Similarly, we believe that you should include the same disclosures related to the 2013 acquisitions in the 2013 Form 10-K.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief